MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

JEFFERIES LLC

RBC CAPITAL MARKETS, LLC

c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

July 21, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Effectiveness for Townsquare Media, Inc. Registration Statement on Form S-1 (File No. 333-197002)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Townsquare Media, Inc. (the “Corporation”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time, on Wednesday, July 23, 2014, or as soon as possible thereafter.

Pursuant to Rule 460 of the Act, we wish to advise you that the distribution of the Company’s preliminary prospectus relating to the proposed initial public offering of the Corporation’s common shares commenced on July 14, 2014. Approximately 1,938 copies of the preliminary prospectuses have been distributed to prospective underwriters, institutional investors, dealers and others. The preliminary prospectus has been available on the Securities and Exchange Commission’s website since July 14, 2014.

We, the undersigned, have and will and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED JEFFERIES LLC RBC CAPITAL MARKETS, LLC

as representatives of the several Underwriters

By:	MERRILL LYNCH, PIERCE FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory

By:	JEFFERIES LLC

By:	/s/ John Fargis
	Name:	John Fargis
	Title:	Managing Director, US Head of Media

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
	Name:	Jennifer Caruso
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request]